March 18, 2025

Kevin S. Buchel
Chief Financial Officer
Napco Security Technologies, Inc.
333 Bayview Avenue
Amityville, New York 11701

       Re: Napco Security Technologies, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2024
           File No. 000-10004
Dear Kevin S. Buchel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing